UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Under the Securities Exchange Act of 1934

REALSOURCE RESIDENTIAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

91678P203

(CUSIP Number)

Michael Campbell

11753 Willard Avenue

Tustin, CA 92782

Telephone: (714) 855-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* (A) [X] (B) [ ]
3	sec use only
4	source of funds* AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 9,760,670 shares(1)
	9	sole dispositive power 0 shares
	10	shared dispositive power 9,760,670 shares(1)
11	aggregate amount beneficially owned by each reporting person 9,760,670 shares(1)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 60.14%
14	type of reporting person* IN

(1) Includes 9,320,414 shares of Series A Preferred Stock, par value $0.001 per share, that are convertible into 9,320,414 shares of Common Stock on the business day immediately following effectiveness of an amendment to the Issuer’s articles of incorporation to increase the number of shares of Common Stock that the Issuer is authorized to issue to 100,000,000 shares.

1	name of reporting person i.r.s. identification no. of above person (entities only) M1 Advisors LLC 30-1108509
2	check the appropriate box if a member of a group* (A) [X] (B) [ ]
3	sec use only
4	source of funds* AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 9,255,670 shares(1)
	9	sole dispositive power 0 shares
	10	shared dispositive power 9,255,670 shares(1)
11	aggregate amount beneficially owned by each reporting person 9,255,670 shares(1)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 57.03%
14	type of reporting person* PN

(1) Includes 8,815,414 shares of Series A Preferred Stock, par value $0.001 per share, that are convertible into 8,815,414 shares of Common Stock on the business day immediately following effectiveness of an amendment to the Issuer’s articles of incorporation to increase the number of shares of Common Stock that the Issuer is authorized to issue to 100,000,000 shares.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of RealSource Residential, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11753 Willard Avenue, Tustin, CA 92782. This statement is being filed jointly by M1 Advisors LLC, a Delaware limited liability company (“M1 Advisors”), and Michael Campbell, the managing member of M1 Advisors and an officer and director of the Issuer. The filers of this statement are collectively referred to herein as the “Group.” The joint filing agreement of the members of the Group is attached hereto as Exhibit 1.

ITEM 2.	IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Mr. Campbell with respect to the shares of Common Stock beneficially owned by Mr. Campbell, including shares of Common Stock held in the name of M1 Advisors, in Mr. Campbell’s capacity as managing member of M1 Advisors. Mr. Campbell is the managing director of M1 Capital Group, Ltd. and M1 Advisors, each of which is a business advisory and merchant banking firm. The principal business of address of M1 Capital Group, Ltd. is the Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands and the principal business address of M1 Advisors and Mr. Campbell is 11753 Willard Avenue, Tustin, CA 92782.

During the last five years, no member of the Group (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Campbell is a citizen of the United States, and M1 Advisors is organized in Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 12, 2018, M1 Advisors acquired 440,256 shares of Common Stock pursuant to the Control Purchase Agreement (as defined below) and the Assignment (as defined below) for an aggregate purchase price of $260,000 and 9,320,414 shares of Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), of the Issuer pursuant to the Preferred Purchase Agreement (as defined below) for an aggregate purchase price of $9,320.42, which shares are convertible into 9,320,414 shares of Common Stock. All of such shares were acquired with funds that M1 Advisors borrowed from an entity owned and controlled by Mr. Campbell. As consideration for, and in settlement of, such loan, M1 Advisors transferred to such affiliated entity 505,000 shares of Series A Preferred Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 16, 2018, certain majority stockholders of the Issuer, including certain former directors and officers of the Issuer, entered into a stock purchase agreement dated May 16, 2018 (the “Control Purchase Agreement”) with RealSource Acquisition Group, LLC, a Utah limited liability company (“RealSource Acquisition”), whereby RealSource Acquisition agreed to purchase an aggregate of 11,006,356 shares (440,256 shares after giving effect to the reverse stock split effected on September 11, 2018) (the “Control Shares”) of the Issuer’s issued and outstanding shares of Common Stock for an aggregate purchase price of $180,000. Immediately prior to the closing under the Control Purchase Agreement on the September 12, 2018, RealSource Acquisition assigned its rights under the Control Purchase Agreement to M1 Advisors pursuant to a Purchase Agreement and Assignment and Assumption of Contract Rights dated as of August 28, 2018 (the “Assignment”) between RealSource Acquisition and M1 Advisors. M1 Advisors paid RealSource Acquisition $80,000 as consideration for such assignment.

On September 12, 2018, M1 Advisors acquired the Control Shares at the closing under the Control Purchase Agreement. As the Control Shares purchased by M1 Advisors under the Control Purchase Agreement represented approximately 70% of the issued and outstanding shares of capital stock of the Company at the time of the closing of the transactions contemplated by the Control Purchase Agreement, such purchase resulted in a change of control of the Issuer.

On September 12, 2018, in connection with the transactions contemplated by the Control Purchase Agreement, each of the then-current officers and directors of the Issuer resigned as officers and directors of the Issuer and Mr. Campbell, the managing member of M1 Advisors, and Piers Cooper were elected to the Board of Directors of the Issuer to fill two of the vacancies created by such resignations. In addition, Mr. Campbell was appointed the Chief Executive Officer of the Issuer and Mr. Cooper was appointed the President of the Issuer.

On September 12, 2018, following the closing of the transactions contemplated by the Control Purchase Agreement, the Issuer entered into a Series A Preferred Stock Purchase Agreement dated as of September 12, 2018 (the “Preferred Purchase Agreement”) with M1 Advisors, Mr. Cooper and the other investors who were signatories thereto (collectively, the Purchasers”). Pursuant to the Preferred Purchase Agreement, the Purchasers purchased from the Company an aggregate of 15,600,544 shares of Series A Preferred Stock for an aggregate purchase price of $15,600.54, or $0.001 per share. Of the shares purchased, 9,320,414 shares were purchased by M1 Advisors. Each share of Series A Preferred Stock is automatically convertible into one share of Common Stock, subject to certain conditions.

Immediately following the issuance of the shares of Series A Preferred Stock pursuant to the Preferred Purchase Agreement, an aggregate of 15,600,544 shares of Series A Preferred Stock and 628,817 shares of Common Stock was issued and outstanding. At such time, the shares of Series A Preferred Stock and Common Stock owned by M1 Advisors represented approximately 60.14% of the issued and outstanding shares of capital stock of the Issuer on a fully-diluted basis. The purpose of the acquisition of such shares was to acquire control of the Issuer, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. It is the intention of Mr. Campbell that the principal business of the Issuer will be to acquire proprietary cannabis processing methodologies or product formulations and to develop, test, produce and sell unique pharma-grade Tetrahydrocannabinol (THC) and Cannabidiol (CBD) powders and liquids formulated for food and beverage companies and retail products for consumers in cannabis-legal states.. In order to fund such proposed business plan, the Issuer intends to raise funds from equity investors by issuing Common Stock, preferred stock and/or convertible debt securities.

Except to the extent provided in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on September 12, 2018, the Issuer had 15,600,544 shares of Series A Preferred Stock and 628,817 shares of Common Stock issued and outstanding. The members of the Group beneficially own an aggregate of 9,760,670 shares of Common Stock, consisting of (i) 440,256 shares of Common Stock owned of record and (ii) 9,320,414 shares of Common Stock which are issuable upon the conversion of 9,320,414 shares of Series A Preferred Stock.

(A)	M1 Advisors
	(a)	Aggregate number of shares beneficially owned: 9,255,670
Percentage: 57.03%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or to direct vote: 9,255,670
3. Sole power to dispose or to direct disposition: 0
4. Shared power to dispose or to direct disposition: 9,255,670

	(c)	M1 Advisors has not effected any transactions in Common Stock or Preferred Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

(B)	Michael Campbell
	(a)	Aggregate number of shares beneficially owned: 9,760,670
Percentage: 60.14%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or to direct vote: 9,760,670
3. Sole power to dispose or to direct disposition: 0
4. Shared power to dispose or to direct disposition: 9,760,670

	(c)	Mr. Campbell has not effected any transactions in Common Stock or Preferred Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As noted above, on September 24, 2018, M1 Advisors transferred 505,000 shares of Series A Preferred Stock to an affiliate of Mr. Campbell in consideration for, and in settlement of, a loan in the principal amount of $270,000.

Except as described in this Item 6 and Item 4 of this Schedule 13D, to the best knowledge of the members of the Group, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of stock owned by the Group.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Joint Filing Agreement, dated September 24, 2018, by and between Michael Campbell and M1 Advisors LLC

2	Series A Stock Purchase Agreement, dated September 12, 2018, by and among the Issuer, M1 Advisors LLC and other purchasers, incorporated by reference to Exhibit 10.1 of the Form 8-K of the Issuer dated September 12, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: September 24, 2018

/s/ Michael Campbell
Michael Campbell

M1 ADVISORS LLC

	By:	/s/ Michael Campbell
Michael Campbell, managing member